Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2010 (a)	Year Ended December 31, 2009
Net income from continuing operations attributable to Ameren Corporation	$87,321	$612,313
Less- Net income attributable to noncontrolling interest	(3,412)	(2,007)
Add- Taxes based on income	294,846	332,128

Net income before income taxes and noncontrolling interest	385,579	946,448
Add- fixed charges:
Interest on short-term and long-term debt (b)	386,021	518,149
Estimated interest cost within rental expense	6,401	8,341
Amortization of net debt premium, discount, and expenses	10,840	16,183
Subsidiary preferred stock dividends	6,740	9,874
Adjust preferred stock dividends to pretax basis	3,869	5,271

Total fixed charges	413,871	557,818

Less: Adjustment of preferred stock dividends to pretax basis	3,869	5,271

Earnings available for fixed charges	$795,581	$1,498,995

Ratio of earnings to fixed charges	1.92	2.68

(a)

In the third quarter of 2010, Ameren Corporation recorded a goodwill and other impairment charge of $589 million. See Note 15—Goodwill and Other Asset Impairments of this Form 10 Q for additional information.

(b)	Includes interest expense related to uncertain tax positions